FORM 6-K
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
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For the month of July, 2017
Commission File Number 001-10805
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ROGERS COMMUNICATIONS INC.
(Translation of registrant’s name into English)
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333 Bloor Street East
10th Floor
Toronto, Ontario M4W 1G9
Canada
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☐             Form 40-F  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐             No  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐             No  ☑

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROGERS COMMUNICATIONS INC.

By:	/s/ Anthony Staffieri
Name: Anthony Staffieri
Title: Chief Financial Officer
Date: July 20, 2017

Exhibit Index

Exhibit Number	Description of Document
99.1	Management's Discussion and Analysis of Rogers Communications Inc. for the second quarter ended June 30, 2017
99.2	Interim Condensed Consolidated Financial Statements of Rogers Communications Inc. for the second quarter ended June 30, 2017
99.3	Earnings Release of Rogers Communications Inc. for the second quarter ended June 30, 2017